Cogent Communications Group, Inc.

Robert N. Beury Jr.

Chief Legal Officer

Cogent Communications, Inc.

1015 31st Street, NW

Washington, DC 20007

Telephone +1-202-295-4254

Fax +1-703-997-8709

email: rbeury@cogentco.com

January 3, 2013

Re:                             SEC comment letter dated December 19, 2013 regarding:

Cogent Communications Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

Forms 8-K filed on February 22, May 7, August 8 and November 8, 2013

File No. 001-31227

Dear Mr. Krikorian:

This letter responds to the comments received in your letter of December 19, 2013.  The responses are keyed to your comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Business, page 2

1.                                      We note your response to prior comment 1. Please confirm that there are no conditions to cancellation of your standard contracts prior to the installation of your equipment.  Also, consistent with your response to prior comment 1,  please consider clarifying in future earnings calls that your backlog is cancellable up until the time of installation (i.e., your backlog is not firm) and represents an insignificant amount of revenue.

We confirm that there are no conditions to cancellation of our standard contracts prior to installation.  To the extent we refer to backlog in future earnings calls we will clarify that it is cancellable and quantify the materiality with respect to our revenues.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

2.                                      With regard to the excerpt from your most recent 10-K provided in your response, we note that your description of trends in your industry provides only a vague directional view of the changes taking place.  For example, you describe declines in per megabit pricing; however, the significance of these changes cannot be discerned from your disclosures.  Please explain, in greater detail, why you believe that quantitative disclosure of these measures would not be useful to an investor considering that you have indicated that megabit pricing and per unit pricing is one of the most important trends in your industry.  As it relates to all of the metrics noted in prior comment 3 it remains unclear to us why you believe that disclosure of these metrics is necessary in your earnings calls yet is not necessary or useful in your filings.  Please explain your basis for proving these metrics in the calls if these metrics are not useful to an investors’ understanding of your business. See Section III.B.1 of SEC Release No. 33-8350.

In preparing our response below, we have again reviewed Item Section III.B.1 of SEC Release No. 33-8350.

We endeavor for all public descriptions of our business performance to present accurate disclosure and a consistent message regardless of whether they are presented in earnings releases and calls, analyst presentations or our periodic reports filed with the Commission.  In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), management at times discloses and discusses certain secondary and tertiary metrics.

We appreciate the Staffs observations and we believe that our disclosures of the directional changes in average revenue per unit (“ARPU”) for our on- net and off-net customers and per megabit pricing can be further enhanced by providing the quantitative disclosure of these metrics.  We will add the comparative quantitative disclosure of these metrics beginning with our Form 8-K filing reporting our results for the year and quarter ended December 31, 2013 and in our annual report on our Form 10-K for the year ended December 31, 2013.

Average contract term, customer churn and sales rep productivity are not considered key indicators in managing our business. We do not believe that these metrics are material and necessary for an investor to understand our results of operations and in particular our revenue results.  We have historically provided disclosure of these secondary and tertiary metrics more out of routine than because they were material or necessary to understanding our operating results.  To the extent that these or any other metrics are or become material we will include them in future filings.  If the Staff considers it preferable we will consider eliminating immaterial metrics from our future earnings calls. Further, most of our competitors do not report these metrics so it is difficult for an investor or analyst to use these figures for competitive analysis. Our disclosure of customer connections, revenue by product class, ARPU and per megabit pricing will better allow our investors to understand and discern the changes in our revenues related to both changes in units (volume) and changes in pricing (ARPU and per megabit).  Please note that we have also historically disclosed and quantified changes in our revenues due to the impact of foreign exchange.

Forms 8-K Filed on February 21, 2013, May 7, 2013, August 8 and November 8, 2013

EBITDA and EBITDA, as adjusted

3.                                      We note that you have clarified that EBITDA, as adjusted, is a liquidity measure.  As such, in future filings please relocate this measure within the Summary of Financial and Operation Results so that it is presented with Net cash provided by operating activities, rather than between Operating income and Net (Loss) income.

We will relocate EBITDA, as adjusted, and EBITDA, as adjusted margin so that they are presented with net cash provided by operating activities in all future filings.

4.                                      We have considered the alternative presentation you proposed in response to prior comment 5. We do not believe that this presentation fully addressees our concerns.  If you intend to use this presentation in future filings, please ensure that gross margin ($ and %) are clearly labeled as non-GAAP.  For example, in the Highlights section disclosure would indicate that “Non-GAAP gross margin expanded to XX.”

As advised if we use this alternative presentation in future filings we will ensure that gross margin ($ and %) are clearly labeled as non-GAAP.

The Company hereby confirms acknowledgment of the fact that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Robert N. Beury Jr.

Robert N. Beury Jr.